FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release

May 27, 2009, Gold Reserve Reports on Venezuelan Government’s Failure to Follow its Own Laws-Part 2

Forward Looking Statements

     Certain statements included herein constitute forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

     We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; the result or outcome of the trial regarding Rusoro Mining Ltd.’s enjoined hostile takeover bid; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

     This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

     In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2008, dated March 31, 2009, and Gold Reserve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

GOLD RESERVE REPORTS ON VENEZUELAN GOVERNMENT'S FAILURE TO FOLLOW ITS OWN LAWS- PART 2

SPOKANE, Washington, May 27, 2009

Gold Reserve Inc. (TSX:GRZ - NYSE-Amex:GRZ) commented today on an Official Gazette issued by the Government of Venezuela dated May 26, 2009 in which the Venezuelan Ministry of Mines (MIBAM) denied the extension of the Brisas del Cuyuni alluvial gold concession which contains approximately 3% of the proven and probable gold reserves of the Brisas Project.

During October 2007, the Company applied for the extension of the Brisas del Cuyuni alluvial gold concession pursuant to Article 25 of the Venezuelan mining law, which provided MIBAM a six-month period ending in April 2008, to deny the extension request. Similar to the El Pauji concession extension application discussed in our related news release yesterday, MIBAM did not respond to our request for an extension during the requisite time period. According to Article 25 of the mining law, the extension is automatically granted.

Again, as was the case with the El Pauji concession extension application, MIBAM has attempted to ignore its own regulations and laws. In September 2008, subsequent to the lapsing of the six month time period, the Company received from MIBAM a certificate of compliance (or good standing) of the Company’s obligations set forth in the mining law and in the title for the Brisas del Cuyuni alluvial gold concession. MIBAM states in the Official Gazette that the Company timely filed an application for extension and acknowledged that MIBAM made its evaluation on the status of the concession subsequent to the six month time period promulgated in Article 25 of the mining law. Now, more than one year after the six month time period elapsed, MIBAM in internal reports asserts without evidence or prior notice that the Company is not in compliance with its obligations in regards to the concession.

This action has the effect of terminating the concession and could allow MIBAM to take physical control of the concession. The Company currently holds in good standing the hardrock or (veta) gold and copper concession that occupies the area below the Brisas alluvial gold concession. The hardrock concession contains proven and probable gold and copper reserves of approximately 10 million ounces and 1.4 billion pounds, respectively. The impact of this implied seizure on our rights to the hardrock (veta) concession is unclear at this time since the alluvial and hardrock concessions occupy the same 500 hectre area. In addition, we are extremely concerned about the future status of our employees located at the Brisas Project site.

Recently, MIBAM also requested all of the technical information comprising the Brisas gold copper Project. At this time we do not see any benefit to the Company in transferring that information to MIBAM.

There are various legal avenues in Venezuela or through arbitration proceedings available to the Company to protect our investment and confidential information. We are prepared to take all necessary actions to protect our property rights and investment.

Doug Belanger, President of Gold Reserve, stated, “As a result of these types of actions by the Venezuelan government, on April 21, 2009 we notified the Venezuelan government that a state of disagreement existed between the government and the Company under Bilateral Investment Treaties between, (1) Canada and Venezuela and (2) Barbados and Venezuela. Further, despite the prolonged obstruction of our rights to the Brisas Project, it is Gold Reserve's intention to settle this dispute amicably but if not then the Company will accelerate its efforts and file for international arbitration. The Company expects to make a claim for in excess of US$ 5 billion representing the fair market value of our investment at the time of the 2008 revocation of the Permit to Affect.”

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that may state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and Barbados to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas Project, or the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2008, dated March 31, 2009, and Gold Reserve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009.

FOR FURTHER INFORMATION:
Internet – www.goldreserveinc.com

Investor Information
Rubenstein Investor Relations
Tim Clemensen
212-843-9337
tclemensen@rubensteinir.com

Company Contact
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500 Fax (509) 623-1634